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                                          Filed by QLogic Corporation
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          filed pursuant to Rule 14a-12 of the
                                          Securities Exchange Act of 1934

                                          Subject Company: Ancor Communications,
                                          Incorporated

                                          Commission File No.: 001-12982

     THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON MAY 10, 2000
                             BY QLOGIC CORPORATION.

                             INVESTOR TELECONFERENCE

                                  May 10, 2000

                                    Operator:

Operator:  Ladies and Gentlemen thank you for standing by. Welcome to the QLogic fourth quarter earnings release conference call. At this time, all participants are in listen only mode. Later, will we conduct a question and answer session. At that time, if you have a question, you will need to press one followed by four on your push button phone. I would now like to turn the conference over to H.K. Desai ("HK)", President, Chairman and Chief Executive Officer. Please go ahead sir.

H.K.: Thank you, operator.

      Good afternoon, and welcome to QLogic's fourth quarter conference call. I'm H.K. Desai, Chairman, CEO and President and with me is Tom Anderson, Chief Financial Officer for the company.

      Today, Tom will begin with a review of the fourth quarter and year end financials and I will continue with a discussion of the I/O industry and our recently announced acquisition of Ancor Communications.

      But before we begin, I'd like to tell you something that we at QLogic are especially proud of: In the April 24th issue of Barron's, the business weekly rated the top 500 companies in how they have performed for their investors. The criteria used to grade them were stock


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performance relative to the S&P 500, cash flow return on investment for the past three years, CFROI forecast for the current year, and revenue gains or declines for the past year. I am pleased to announce that we ranked 5th out of the 500 companies listed.

Tom: Thanks, H.K., and good afternoon.

During the course of this conference call, we may make forward-looking statements regarding future events or the financial performance of the company. We wish to caution that actual events or results may differ materially. We refer you to the documents that QLogic files with the SEC, specifically the most recent 10K and 10Qs. These documents identify important factors that could cause our actual results to differ materially from expectations.

        Today's conference call is being webcast and a recording will be available for 72 hours on the Street Fusion website. Please be aware that if you decide to ask a question, it will be included in both our live transmission as well as any future use of the recording. This conference call report is protected by copyright law and international treaties. Unauthorized reproduction or distribution of this report or any portion of it may result in civil and criminal penalties. Any recording or other use or transmission of the text or audio for today's call is not allowed without the express permission of QLogic. With that being said, I'll continue with our fourth quarter results.


1. Our revenues in the fourth quarter ended April 2, 2000, grew to a record $60.1 million. This was up 71% from the $35.1 million we reported a year ago.

2. Fibre channel revenues continued to contribute the largest amount of growth, expanding 200% from a year ago to $21.9 million, or 36% of total fourth quarter revenue. Sequentially, fibre channel revenues grew over 31%. This sequential growth was again distributed very broadly across our Fibre channel customer base. Fibre channel continues to grow as a percentage of our overall revenues, being especially fueled by growth with our Windows NT sector customers that is our focus.

3. Our traditional SCSI I/O business grew 29% from a year ago. SCSI represented 58% of our revenue, versus 65% in the previous quarter. Lastly, we continued to benefit from the inclusion of IDE shipment-based royalty payments especially during Q4, which amounted to $3.4 million.

4. The fourth quarter's gross margin of 67.7% expanded from the 66.5% recorded a year ago and also increased from the third quarter level of 67.0%. Our gross margin performance over the past few years is an example of an area where we expect synergies, after we complete our acquisition of Ancor, through larger economies of scale, and with other operational efficiency improvements.

5. Next, I'd like to cover Q4 operating expenses. R&D rose 25% in dollars versus a year ago, but declined as a percentage of revenue from 19.2% to 14.0%. All of the following figures exclude the R&D write-off of $7.5 million we took in connection with the AdaptiveRAID acquisition from nStore in January. Sales and Marketing expenditures



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    grew 51% from a year ago, but declined as a percentage of revenue from 8.9%
    to 7.8%. G&A expenses grew 3% from a year ago, and declined to 3.2% of revenue from 5.4% a year ago. SG&A expenses will also be targeted to provide synergistic improvements after we close the Ancor acquisition.

6. As a result of ongoing improvements in operating efficiencies coupled with strong revenue growth, QLogic generated a record pro forma operating profit of $25.5 million, or 42.5% of revenue. This represents a gain of 121% over last year's fourth quarter operating profit.

7. Our pro forma fourth quarter net profit grew 116% to a record $18.5 million, and pro forma fourth quarter earnings per share expanded 118% to $0.24 per share from last fiscal year, when the company recorded earnings of $0.11 per share.

8. As previously mentioned, earlier this year, we announced the acquisition of certain intellectual property of Borg Adaptive Technologies (a division of nStor), which we purchased for $7.5 million in cash. We took an acquisition-related charge amounting to most of the value of this transaction in the fourth quarter, with immaterial acquisition-related charges in the future. This charge is included in R&D, but is generally excluded from analyst models.

9. I believe that it is also appropriate to summarize the significant accomplishments the company made for the full fiscal year. Revenues in fiscal year 2000 totaled $203.1 million, a new annual record. This was over 73% higher than last fiscal year's previous record of $117.2 million. Pro forma earnings per share, totaled $0.76, also an annual record, and 124% higher than the $0.34 recorded in the previous fiscal year, which was actual earnings per share.

10. With respect to the balance sheet, the company's cash position was $162.5 million at the end of Q4, which includes short and long-term investments. During Q4 the company generated approximately $28 million of cash excluding the extraordinary, but important, use of cash, for the purchase of our new site and building, and the acquisition of the AdaptiveRAID technology.

11. Q4 receivables only increased 82% from the end of fiscal 1999 to $21.6 million, while our DSO rate ended the year at 36 days. This was in line with the growth in yearly revenues.

12. Inventory turns remained relatively constant at 3.5 times, compared to the third quarter, and net inventory closed the year at $22.3 million. This was up 110% from last year end. Our planned Y2K buildup has temporarily reduced turns.



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13. I would now like to turn the meeting back over to H.K. Desai, our Chairman,
    President and Chief Executive Officer, who will review some of the trends in our business today.

H.K.: Thank you, Tom.

1. Today, I'd like to discuss the continuing momentum in the fibre channel industry, the success of our migration strategy, and our expanding position in the I/O and Storage Area Network, or SAN, markets, and, importantly, our acquisition of Ancor.

2. First, over the course of the past three days, it has become clear that the financial market does not fully appreciate the benefits of the Ancor transaction. In light of the financial performance that we just reported, you can understand why we are so confident in our business. We are equally confident in the opportunity that the Ancor acquisition presents to QLogic and Ancor shareholders. We believed that the strategic and financial benefits of the transaction would be easily understood and as a result did not explain them as well as we could have. I hope to clear that mistake up now. This is a powerful combination. Let me describe why it is so powerful and why we are so enthusiastic about it.

3. To give you some background on QLogic, we are the industry's sole supplier of a complete spectrum of I/O solutions that ranges from fibre channel to SCSI to IDE, and covers both host computer and peripheral requirements, as well as management controllers. This has provided us with unique competitive advantages, particularly relative to SCSI suppliers that have not been able to offer a fibre channel migration path.

4. In early April IDC published a market report entitled "Fibre Channel Host Bus Adapter Forecast and Analysis, 1997-2003," the first of its kind to include fibre channel host bus adapters from companies who manufacture boards for their own servers and workstations, otherwise known as the captive market. This report shows that QLogic leads the global market with a 30 percent unit share for fibre channel host bus adapters in 1999.

5. We have been using highly integrated single-chip technology to define the low price point of fibre channel HBAs, which we believe has resulted in a strong presence within the Windows 2000 (or NT) market. This strategy has made us the largest unit supplier for the past two years, growing unit shipments 264 percent in 1999.

6. Much of today's fibre channel market is concentrated in the RAID sector and consists of external connections between the host computer and disk array. In today's market, QLogic supplies both the host adapters and target chips that enable both ends of the fibre channel connection "outside of the RAID box". However, the I/O connection inside of disk arrays continues to be SCSI. In the future, as more native fibre channel hard disk drives enter the market, fibre channel RAID arrays will evolve from today's hybrid fibre/SCSI configuration to 100% fibre channel. With our ability to supply fibre channel chips for



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    RAID initiator and disk controllers "inside the box", QLogic is positioned for the next phase of fibre channel evolution, and to capture even more of the fibre channel value chain.

7. Early in the fourth quarter, we extended our I/O expertise through the acquisition of certain AdaptiveRAID technologies from Borg Adaptive Technology, a development stage company focusing on the RAID market, and a subsidiary of nStor. This acquisition brought key RAID software and algorythms that will enable us to provide more value-add to our major OEMs, and will enable us to position for the emergence of InfiniBand in upcoming years. As a general strategy, we are adding more and more software content to our product line. This acquisition also gave us a presence in Colorado, where we can attract additional engineering talent to supplement and speed our design efforts.

8. While most of today's fibre channel adapters are installed to provide a simple connection between a server and a storage array, the fibre channel opportunity includes not only storage arrays, but also network attached storage, and storage area networks. The NAS and SAN market sectors comprise about 50% of our long-term fibre channel opportunity, and are just starting to take off.

9. On Monday, May 8th we announced a very important next step in the development and delivery of an end-to-end SAN solution, the acquisition of Ancor Communications. The acquisition of Ancor will extend QLogic's extensive portfolio of products based on fibre channel technology. Ancor's SANbox family is recognized as one of the broadest and technologically advanced lines of fibre channel switches in the industry. Our fibre channel technology is very complementary, allowing us to excel in the marketplace in such areas as interoperability, performance optimization and overall competitiveness.

10. The SAN architecture, which leverages fibre channel to create a true network between servers and storage subsystems, is just beginning to achieve acceptance in the corporate enterprise. The applications that are driving SAN deployment are storage consolidation, remote backup, and LAN-free backup. We believe that SANs will begin to achieve critical mass in the enterprise starting this summer, which is a very exciting prospect for our host bus adapter products and Ancor's switches.

11. Specifically, IDC has estimated that the SAN market will grow to over $4.5 billion in 2003. This includes host bus adapters, switches, hubs and routers. With the acquisition of Ancor, QLogic can now address over 94% of this market, instead of 38% for host bus adapters alone.

12. All significant OEM customers in the industry were contacted immediately after our joint press release. They confirmed, along with leading industry market analysts, that they were extremely excited about this announcement and about the creation of a viable, alternative switch provider. It will offer all current and potential customers a larger set of internally certified and qualified fibre channel products, and it will also help bring the types of efficiencies that can be offered by a broad-based supplier of SAN technologies.



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13. Let me briefly review the transaction structure and discuss why Ancor is an ideal addition to QLogic's strategic roadmap.

Transaction Structure. As announced on Monday, QLogic agreed to acquire Ancor in a deal whereby we will exchange 0.5275 QLogic shares for each share of Ancor. This is a fixed exchange ratio and will not change. The proposed merger has no price collar or other provisions that would otherwise change its structure. Both QLogic and Ancor are committed to the transaction. On a pro forma basis, Ancor's shareholders would own approximately 18% of the combined company. The deal is structured as a pooling-of-interests and is expected to close in the third calendar quarter.

Why does it make sense for us to acquire Ancor?

Total SAN Solution. Together, we're combining the #1 provider of fibre channel HBAs with the SAN switching technology leader. SAN is a rapidly emerging market characterized by fragmented players offering point solutions. Together, QLogic and Ancor can meet customer demands by offering interoperable, end-to-end fibre channel solutions. QLogic is uniquely positioned to leverage Ancor's technology to respond to all customer requests."

Ancor has the Best Technology. First some observations about Ancor....According to market feedback from customers, Ancor has developed the industry's most robust fibre channel switch technology. In addition, Ancor has a big lead in InfiniBand. Overall, Ancor reminds me of QLogic four years ago - a technology leader on the verge of something very big.

Highly Complementary Customer Base. The customer bases of our companies are highly complementary. To date, Ancor's switches have been well received by large OEMs, including SUN, MTI, Hitachi, EMC and INRANGE. QLogic already sells HBAs and chips to the same customer base, as well as others like Fujitsu, Dell, Intel, IBM and Network Appliance. QLogic provides Ancor with the clout to pursue larger opportunities and gain market share. As I already mentioned, customer reaction to the merger has been overwhelmingly positive.

Ancor Financial Momentum. Behind the strength of its recently introduced SANbox product family, Ancor reported CY Q1 revenue of $7.2 million, up 373% from the comparable period last year and 57% sequentially from Q4. SAN products comprised 90% of total Q1 sales - up 64% sequentially from the fourth quarter. Of this, Sun contributed only one million dollars of revenue in Q1. Ancor is ramping impressively. With a robust pipeline and incremental effects of recent announcements like EMC, QLogic can help take the company to the next level with our financial and managerial resources.

Management of the Combined Company. Following closing of the deal, Ancor's operations will continue to operate out of its current location. We see many advantages to having a Minneapolis presence, including being able to draw upon the rich talent pool of engineers. We intend to put the best people in the best places.



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Financial Impact. What is the financial impact of the deal?...In summary, very positive. We have conducted extensive due diligence and are confident in the pipeline of business that Ancor has built. We are even more confident that we can grow the size of that pipeline and improve its profitability.

Let me turn it back over to Tom:

Tom:

EPS Impact. As I indicated previously, this deal will be accretive to QLogic's EPS in the June quarter of calendar 2001 - before synergies. This is a powerful financial combination. In discussions with Ancor's management, we believe that by working together, the combined company should have ample opportunities for significant operating efficiencies, as well as incremental revenues.

Accelerates Growth. Adding Ancor's leading-edge technology to our portfolio should enhance QLogic's already strong growth profile. While the HBA market is expected to grow by an annual rate of 62% through 2003, the switch market is expected to grow by nearly 100%. The blended effect on QLogic's growth prospects should be obvious. Our most recent performance shows us growing at a rate in excess of 70% per year, while Ancor, according to the Street, is expected to grow at a rate well in excess of 150%.

Synergies: Gross Profit. QLogic and Ancor reported gross margin percentages of 68% and 46%, respectively. This brings into focus a significant opportunity. Clearly our proven management and operational expertise can be brought to bear to achieve operational efficiencies immediately. When combined with additional revenue opportunities, the upside is extraordinary. Every incremental $2 million of revenue will drop approximately $1 million of net income to the bottom line.

Synergies: SG&A. Over the past 12 months, Ancor and QLogic incurred over $80 million in operating costs. As we have said earlier, we do not intend to cut R&D spending. However, we do intend to aggressively manage general and administrative costs as well as sales and marketing expenses. For instance, Ancor's stand-alone forecast assumes rapid headcount growth across the board. If even a relatively small part of the headcount ramp and the associated costs could be avoided by leveraging QLogic's existing sales, marketing, customer service and administrative infrastructure, the resulting savings would drop directly to the bottom line. Every $1.5 million dollars of operating costs savings will translate into more than a penny of incremental earnings per share.

Let me give the floor back to HK to discuss revenue enhancement opportunities and to make closing comments:



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HK:

Revenue Enhancement Opportunities. In terms of revenue enhancement opportunities, all I can say is that the fibre channel market opportunity is huge. QLogic has the financial wherewithall to properly leverage Ancor's technology. We each have relationships with very large customers and potential customers, all of whom are asking for a alternative, viable switch supplier. We can deliver this - our competitors can't.

Remember, the deal is accretive before cost synergies and revenue enhancements. We are on our way to becoming a company with a half-billion dollar revenue run rate. We did our homework on this deal. Ancor is the right partner. Ancor has always had the technology; now they will have QLogic's financial resources, reputation and infrastructure behind them.

14. In summary, the fibre channel sector is growing rapidly, and QLogic is positioned as the volume leader with a diverse product line that spans host computer, peripheral target applications, and fabric products added by our acquisition of Ancor. In the fourth quarter we made strong progress in all of our markets. And now, with the addition of Ancor's switch products, which are complementary to our current product lines, we have entered an important new phase in the development of a total fibre channel SAN solution for our customers.

This concludes our formal comments and now we would like to open up the meeting for questions and answers.

Tom:       Operator can you assist us?

Operator:  Yes sir. Thank you. Ladies and gentlemen we will now begin the question and answer session. If you have a question you will need to press the one followed by the four on your push bottom phone. You will hear a three tone prompt acknowledging your request and if your question has been answered and you would like to withdraw your polling request you may do so by pressing the one followed by the three. If you are using a speaker phone please pick up your handset before entering your request. One moment please for the first question. Art Grey with First Union Securities please go ahead with your question.

Art Grey:  Yes. Great quarter. I had spoke with Tom a little bit about this issue but I wanted just to bring it back to the floor. The comments out there regarding and this is regarding the Ancor acquisition I guess from some of the competitors are that the alliances and relationships now are severed if you will and I'm speaking specifically possibly Brocade as is. I think that there is some misconception out there about what your relationship is with them and what really goes on with that relationship. If you could walk us through what you see going on long term with the Ancor relationship and why it will not be a negative relative to the rest of the switch companies out there I would appreciate it. Thank you.



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H.K.:      This is H.K. We have taken a total look at the industry. We have looked at every switch supplier and we have talked to. We have been in this business for a long time. What we see is the key is what is happening in the industry is that there is a big question about a few things that are happening. One: the customers, the OEM customers telling us for a long time now that they are looking for a second or alternate viable switch supplier. So that is one point we looked at. The second important point is: that there are also all the switch suppliers, except one, also believe strongly in the interoperability issues. It is not happening in the industry so we want to take the leadership with that. The second important point is we don't sell anything to Brocade, we don't market anything with the Brocade and Brocade doesn't help with getting any design wins. What we have done is on our own. So we really don't worry about this thing. So whatever the Brocade is saying. So we have a terrific relationship with Dell and IBM and Sun and you name it. They buy our product. They not just buy Host Bus Adapters. They are buying a lot of product from us. They are buying enclosure management. They are buying SCSI product. They have a broad portfolio of the product that they are buying. Some of the customers, OEM customers, are looking for one strategic supplier who can provide them everything and they are asking us their questions. So we do whatever our customer asks us to. We have done that when we acquired RAID. We have done that when we acquired the enclosure management. We are exactly doing that with the switch product, and that is what we are doing. I think that's what is important.

Tom: Yes. I would just like to add one other thing. The combination with Ancor can really help the industry move to an open Storage Area Network standard which we think will benefit all of our customers.

Art: Just a follow up on that. You got the Gadzooks, Vixel, Brocade and what was it about Ancor's technology that really attracted you to that company versus some of the competition. What is it about Ancor that you see?

H.K.: Yes. If I can do that. One is that we talk to the customers. We always talk to the customers because they are the one who said who has the best technology. What they say is they have the best technology. So that is why we bought it. If you look at really -- and then you also always look at the competitor of Ancor and who are really making Brocade keep saying that Ancor is the biggest competitor. So we believe that Ancor is the right technology and what we find out in the last three days receiving phone calls from our OEM customers, large OEM customers, and what they told us is that this is the best thing you have ever done, this is best for the industry and they are looking for a second supplier so nobody can have a market share more than 90%.

Art:       Thank you.  Sounds very exciting.



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

H.K.:      Thank you.

Operator:  Your next question comes from Steve Denigray. Please go ahead with your question.

Steve: Hello. A lot of the question is about the Ancor transaction. I wanted to ask you it sounds like without synergies you're still really positive about the accretion next year. Clearly the Sun relationship must be the meaningful portion of that. Can you give us some sense of when you think that might ramp for you and for Ancor and I have some follow up questions to that.

H.K.: Yes, I think, remember our comment about us that we will see some revenue. We always are shipping some revenue to Sun for on the host bus adapter for the work group servers and our dual channel card is going to start getting in production this quarter. Start slowly ramping up and the second half is the one which we will start ramping up more. Ancor has the same situation and we have looked at the numbers and we have talked to Sun. The second half is the one that will start ramping up Ancor product.

Steve: O.K. Tom do you usually give some sense of customer concentration and a backlog this time of year. Can you do that for us this time?

Tom: Yes, we can. The backlog lets start with that is about at the end of the year. The SEC backlog which you will see in our filings will be $54.4 million. That is up very significantly from last year when that number was about $28 million as I recall. With regard to the customer concentration give us just a second we will look for the statistics we have on that. I think again you're looking for the annual figure?

Steve:     Yes. If you just had maybe the ones that were above 10%.

Tom: Yes. We do have that for the full year. Just a second. The two that were above 10% for the full year were Fujitsu and Sun Microsystems and roughly you are going to have a concentration of approximately 30% for Fujitsu and approximately 15% for Sun.

Steve: O.K. Another question. IDE revenues saw a nice jump this quarter sequentially?

Tom:       Yes.

Steve: What do you think the trend line is going to be for that going forward from here?

H.K.: Yes. Steve if you look at the IDE revenue history we are jumping around from $1.5 million to 3.8 to 3.9 million. So it is really variable. If you look at it we are 3.8, then we are 2.5, then 1.5 and again 3.4 now. So it is really very difficult. That business is very volatile because it's the PC industry and the



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           PC market. That is why it is very very difficult for us to really project what is going to happen and we even don't know what is going to happen anyway.

Steve: O.K. and one last question. Tom, on Monday you mentioned that the Ancor deal for the calendar fourth quarter might be dilutive on the order of three to five cents. I guess with the upside this quarter, are you still, would that still be the case or does this upside from this previous quarter offset that?

Tom: I think there is a very good chance that it might. We took another look at that, another hard look at that. I think we're probably, that number that I knew out the day was probably, conservative. I think it is more on the low end of that range. More on the three cents end of the range, and basically, as I'll outline in our presentation today there are a lot of synergies to address here so we've got great opportunities both in the short and the longer term. One thing that we didn't bring up the other day, too, as well is that we get significant net operating loss carryforwards on this transaction and all of our comments with regard to accretion do not play in those net operating loss carryforwards. So, there is, if you are going to really tax effect this properly we've got tremendous advantages right out of the box.

Steve:     O.K. thanks.

Tom:       You are welcome.

Operator:  Your next question comes from Amir Ahari with U.S. Bankcorp Pipper
           Jaffrey. Please go ahead sir.

Amir: Thank you. Great quarter guys and definitely a good acquisition there from our side. One question. Could you just give a little color in terms of your margins going forward and do you expect the tax rate to remain the same for the year?

H.K.       I'm sorry I didn't understand.

Tom:       The margins.

Amir: I'm sorry. Gross margins. With that, could you provide some color on the gross margins going forward with the acquisition in place as well as with what the tax rates would be.

Tom: Yes. Future gross margins are really going to depend on the manufacturing and industry conditions and a lot of the success of our IDE licensing strategy. All of those are factors in the margins moving up or down. At present we don't see any such change in terms of industry conditions that would generate much margin erosion in the near term. However, we do retain the option to probably adopt a more aggressive pricing stance in the future if it does provide us an opportunity to go after some incremental revenues and profits and, of course, to that extent as long as the royalty performance stays



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

           up that really helps to offset it a lot. With regard to the, I think you are asking particularly about some guidance related to, tax rate going forward. There isn't any significant change there from just core QLogic perspective at this time. We have been booking 34% now I believe for about two years.

H.K.: Yes. I just want to add one more point on the margin comments that Tom made. If you remember when you started four or five years ago our model was about 35%. We took that margin from 35% to about 70%. I think that there is a big benefit where we said in the script Ancor margin is about 45%-46% and what we have done with the manufacturing efficiencies with the foundry relationships. We have the cost structure. We can really help Ancor with improving their margin.

Amir: Excellent. And one follow up is when do you think you will start cross marketing the products?

H.K.: We are. If you look at in our business, actually, we are cross marketing this product with all the suppliers. All the switch suppliers. We always do that. We work with Gadzooks. We work with Vixel and we work with Ancor and I think we will continue working with that, including Brocade and we will continue cross marketing the product because it is important to create, our philosophy it is very very important to create the SAN markets. It is a big market. It is a $4.5 billion market in 2003. So we want to make sure that we all work together and create that market.

Amir:      Thank you.

Operator:  Your next question comes from Jim Thayer with Prudential Securities.
           Please go ahead with your question sir.

Jim: Thank you and congratulations on the quarter. Would you talk a little bit more about some of the factors behind the gross margin improvement and also the effect from rising semiconductor prices. Do you feel any of that yet?

Tom: With regard, again the factors are related to improved gross margins where related to the operating efficiencies that we have achieved over the years really. Over the last two or three years in particular. Also foundry conditions have been very favorable for steering this timeframe. It has only been in the last six months to nine months that we have seen some tightening in the market. Most of that has manifested itself with regard to lengthened lead times. The way we have offset that a little is by carrying a little extra buffer stock. So H.K., you said.

H.K.: Right. I think there is another point about the margin comment is that if you really look at this things so what is happening with our top line it starting growing very rapidly now when we had about 70% growth in the top line. So our expenses, as a percent of the revenue, we cannot grow that rapidly - so our R&D expenses use to be 19%-20% even though we are adding 25%.

           We spend 25% more money on R&D and a percentage of revenue is going down because the revenue is growing so rapidly. So if there is a 1%-2% margin difference it is not going to make any difference is the bottom line.

Jim: O.K. Tom you mentioned slightly higher inventory stocks. I guess I had thought that with the end of Y2K, the Y2K scare the inventories would have gone down but they were kind of flat I noticed actually relative to sales on a sequential basis.

Tom: Yes. We do have some plans to improve our inventory turns both in the short and long haul. But with that being said I think the other pressure at work here is how fast our revenue is ramping. As you also note that we've had a tremendous ramp in revenue in the fourth quarter and all throughout the year really and we continue to see some very robust demand for our products and I think we want to be able to deliver product expeditiously to any product opportunity that arises. So, we have to balance those two pressures a little bit. The one other thing that I would add is that we also see a lot of customers who have adopted JIT inventory programs and that always puts a little more pressure on that particular asset.

Jim: O.K. Final question. Do you have a geographic breakdown of sales between U.S. and overseas?

Tom:       I think we do.

Jim:       I can get it offline.

Tom:       O.K.

Jim:       Thanks a lot.

Tom:       You'll have to search for it a little bit.

Jim:       Thank you very much.

Operator:  Your next question comes from Douglas Whitman. Please go ahead sir.

Douglas: I have a housekeeping question. I apologize but I missed what was the Fibre Channel revenues this quarter?

Tom:       It was $21.9 million Doug and that was up 31%.

H.K.:      Sequentially 31%.

Tom:       Yes.

Douglas:   O.K. and a year ago it was? I am sorry.

H.K.: Year, over year it was 200%, and sequentially 31%, and it was a 36% of the revenue.

Douglas:   O.K.

Tom: Yes and when we say year-to-year we mean a full year FY 99 to full year FY 00.

Douglas:   What was it on a quarter-to-quarter year over year basis?

Tom: Fourth quarter this year it was again $21.9 million. Fourth quarter a year ago we have $7.3 million.

Douglas:   So roughly 300%. Fantastic.

Tom:       Yes.

Douglas:   O.K. Thank you for clarifying on the acquisition. I appreciate it.

Tom:       Good thing.

H.K.:      Sure.

Douglas:   Thank you.

Operator:  Your next question comes from Mark Calliher with Fund Trust Equitable
           Securities. Please go ahead sir.

Mark:      Hi guys. Great quarter.

H.K./Tom:  Thank you.

Mark: Following up on that Fibre Channel question the revenue question. Do have an ability to split that Fibre Channel between NT and Unix? Can you see that?

H.K.: No. But we are I don't think we have the capability because we have so many different customers. I think I can tell you only one thing is that the 60% of our revenue gain from about six customers. They are included Unix and also NT.

Mark:      How about between chip sales and board sales in fibre channel?

H.K.: We don't do that. The reason is when we did the first time the only customer really for the chip is disk contoller OEMs and they don't like to give out that information.

Mark: One last question. The SCSI revenue do you figure that can hold flat around $34 million. What are your expectations or your backlog or any insight or opinions you can give on that?

Tom: Yes. I think our expectations still remain very good for this business. This is an area which over the last year and I think for the near term at least as much as we have an outlook on looks to continue to be developing very nicely in our favor. We have a lot of opportunities in the SCSI area that comes to us because we have done a marvelous job in breaking into NT customers with our fibre channel product.

H.K.: We actually we continue to see the growth expected and we continue to see growth in our business particularly in the SCSI and fibre channel technology both. The IDE is the one which is very difficult for us to predict anyway but we see a continued growth in our business.

Tom: And actually to think as just a reminder our SCSI business from a it grew 29% really over last year. That is much higher than a lot of the statistics that we see generally on the street with regard to how much that market is growing so we feel pretty positive about holding our presence there.

H.K.: And if you look at the things if you look at the last three quarters excluding this one it was over 37%. So we had a year-to-year growth in the SCSI board 30 more than 30%-33%, 34% and that is coming, a lot coming, from peripheral business. Now we haven't seen any growth coming from the Ultra3. Actually, we missed Ultra2 to because we will be doing fibre channel. We started investing in the Ultra3 and we got a lot of design wins at AMI and DPT (which is Adaptec now) and Mylex for example. We have a design win which we took over from Symbios Logic. We have a design win on Ultra3 with Intel on some motherboard applications and those design wins with the SCSI will start coming in the second half also. So we got we will continue seeing those in the SCSI also. We are very very bullish about that.

Tom: Before we take the next question operator I just hope Jim Thayer is still on the line. I wanted to answer his question with regard to the international revenues. They were 55% of the total revenue in the fourth quarter and they are again primarily composed of sales to Asian companies. O.K.

Operator:  Alright. The next question comes from Mike Marone with Citus
           Investment. Please go ahead sir.

Mike: Yes. Hi. I'm not certain on whether or not there is a collar on your deal with Ancor or are there any firms given as the stocks have gone down to renegotiate that or what is going on?

H.K.: Well this is like I said in my script this is a fixed exchange ratio and will not change. The proposed merger has no price collar or other provisions that will otherwise change its structure.

Mike: So I was wondering if that's the case obviously it is good for you does that change decrease the dilution timeframe on the deal?

H.K.:      No.

Mike:      Thanks a lot.

Operator:  O.K. Next question comes from Neil Miller with Fidelity Investment.

Neil: Yes. Hi. Clarification on that last point. The share price versus the warrant position Ancor with Sun Microsystems. I thought there was price sensitivity there.

Tom: I'm not sure where quite where you are going with this now but QLogic will treat the Sun warrants in the same manner they have been handled as Ancor. The warrants essentially become exercisable as revenue is generated in the Sun relationship.

Neil: I need to go back over my thoughts there and notes but I thought that there was a direct relationship between the price of the stock and the value of the warrant and the subsequent dilution so that the higher price of the stock the greater the dilution potential. I guess my real question was how do you expect to treat these warrants? Is there any way of writing those off?

H.K.: We haven't even looked at these things anyway but I think the way I understood from the conference call on Ancor is that it is like a sales discount or something to treat that.

Neil: Well I don't know. That was an interesting arrangement to say the least. The second question I have in on the second source supplier for switching and I am just kind of wondering what are the challenges that Ancor had was the last mile of the micro code to you know produce a look alike functionality and they couldn't and they were stumped by that challenge. Currently they are and I am just thinking if Brocade would comes out with different series switch how that challenge will be more easily met in the future. In other words, how do you fulfill the prospect of a second source supplier?

H.K.: Well it is when we are saying that the second source we are not talking about the second source saying the Brocade switch. What we are saying is what the customer is looking for merely is that they are looking for a viable alternate source and that will be rewarding. We got a after the deal was announced we got a call from every large OEM customer. It's not we call them. They call us and they say this is the best thing you have done for industry and this is the best thing for all of us because now we can go to the other supplier.

Mike: Yes but it Brocade is no longer open with you down the road which I assume they won't be.

H.K.: No everybody has to follow the fibre channel standard. So as long as you follow the fibre channel standard we can connect with any HB or anywhere.

Mike: O.K. I just know that Ancor had a huge challenge here with reverse engineering Brocade's product.

H.K.: No. I think you already heard the wrong thing Neil. They don't require to reverse engineer at all. They already have a product under one gig and they are working the two gigs. They are 8 ports. They are working on 16 port switches. They are also working 64 port and so on anyway. Those products will just follow the fibre channel standard and that's all.

Mike:      O.K. But Brocade's 80% share is based on something.

H.K.:      They were first to market and there was no second viable source.

Mike:      Appreciate the thoughts. Thanks.

H.K.:      Thank you.

Operator:  Your next question comes from Shaw Woo with Bear Stearns. Please go ahead sir.

Shaw: Alright thanks. First great quarter and great acquisition. I just have a one follow up on an OEM question. When you look at when you talk to OEMs when they pick a host bus adapter or a switch does one influence the other in your opinion and how do you, could you, just provide some color on that?

H.K.: I tell you that when the OEM picks up the supplier particularly large OEMs like Sun and Dell and IBM they go and pick up the supplier on their own. They look at everybody who has the best performance, who has the best cost, and overall who is the one it is easy to work with and gives them the support on the qualifications and the third point is very important because that's what QLogic is all about. We are the best at supplying the support to the customers and they just love us for that. All OEMs. When we started the business with them they just fall in love with us just because of that and that is important. You cannot tell OEM you think IBM and Dell and Sun will pick up the supplier. They decided on their own. So we work, I'll give you an example of the Dell Microsystems, Dell computers. When we were doing the host adapter there is a one component of SAN wanted to use other host adapter and they kept trying and Dell said absolutely not. We are going to QLogic and they selected QLogic. That is a great example. Same thing happened to IBM when we wanted first times. The storage supplier wants to use somebody else and IBM said no. The host adapter we are going to pick so they decide what it is. The second and important point the host bus adapter is the most important component for the SAN because they are the one with a lot of software investment and we are the most difficult to qualify. We are the one who is in charge of the system environment. They look at the error conditions. They are the one who does that thing. So this is very important and people who have already invested the money are not going to change because some switch supplier said that they want them to change.

Shaw: O.K. Thanks. Just a follow up question in terms of the deal is going to close in September. Any thoughts on like timing of integration in terms of the sales force, and engineering, perhaps even the ASIC's.

H.K.: We will start. The way we are going to do this the management team of both companies will start working on these things. We already have our integrated process inside the company so we will use that process and we will work and we look at the best people from both the teams. The way both companies are going, the way the revenue is going for QLogic, and the way it is going for Ancor and with the growth we really need people from both parties. I mean I told those guys yesterday and QLogic. We need people from everywhere but we will select the best people of what we need.

Shaw:      O.K. Thank you.

Operator:  Your next question comes from Ara Mizrakian with Robertson Stevens.
           Please go ahead with your question.

Ara: Hi. I have two questions. First one is do you think now that you have the two companies together that you will be able to drive, maybe you touched on this earlier some of the SAN functionality that you know is starting to emerge where we got off the LAN backup and disaster recovery and those types of features. Is there synergy in software in the switch on the HBA? Then I have another question.

H.K.: O.K. We are looking at that and there are a lot of synergy between the software between the host bus setup and between the suites and we will start working on that with Ancor and software customers. We have already started getting calls from OEM customers. At least go and look at it and see what more values we can add in the switch.

Ara: O.K. and then secondly we have seen announcements from Brocade and Vixel that they are working with some of the next gen optic guys to facilitate you know metropolitan area net worth SAN or something to that effect or the provisioning of such. Do you know or is there something you can talk about on the Ancor side or maybe on your own relationships such that you've got something like that lined up.

H.K.: I talked to Ancor guys yesterday about the same subject and they are working on it because they are getting the same request from OEM customers. So they are working on it.

Ara: O.K. and then the final. You said that you won't breakout fibre channel components and HBAs. Is there a way to just to get some call that they both grew roughly the same in corner. One grew faster and is there a point when you actually think you might start breaking those numbers out.

H.K.: I told you that I think we did one time but we kind of got a kind of reprimanded from a customers because there is only one guy who shipped this controller. We don't want to get all the comparisons information about our customer to their competitors and that is mainly why we are doing it. The second thing we always keep saying is that most of the business is coming from HB right now.

Ara: Finally, sorry I keep adding questions in. You made it sound as though you feel like you are gaining SCSI momentum because of the fact that you have a fibre channel gross structure at least the option to migrate to that. Do you feel that that is competitive against some of the other players in the SCSI market?

H.K.: Yes we are getting the momentum of the SCSI because of the fibre channel relations with OEMs and I think this is one of the great example. It is the reason we are gaining the momentum on the SCSI side because there are two reasons. One is architecture which is very simple to go from Fibre to SCSI. The way it goes from SCSI to Fibre for our SCSI customer. With the second one what the customers are finding out that QLogic team and QLogic engineers are the best to work with. They are the easiest people to integrate the product anywhere. They love to do this. I think that is what is helping us and exactly that is what we are going to use for the Ancor product too.

Ara: O.K. and forgive my ignorance. For something like a SCSI to fibre channel router do you have a product like that in the works? Does Ancor or is that something else you are looking at or maybe that you will be able to develop together?

H.K.: No we have the SCSI fibre bridge -- we have all the technology at QLogic. We have SCSI chips and we have fibre channel switch so we look into doing that one time but we thought it was a limited market and also we believe it is a shorter market. Once the tape native board becomes our label and we announce the native design with another company. So once fibre channel becomes native on the tape drive there is not a long term market for that so we don't really invest into that.

Ara: Yes and those statistics by the way seem to be borne out in the latest IDC statistics we have seen.

H.K.:      That is a good point.

Ara: Yes. It is a very small percentage of the Storage Area Network by the time you get out to the year 2003.

H.K.: If you look at the IDC number in 2003 ninety-four percent of the market is a switch and host bus adapter and six percent is all other.

Ara:       Great. Thank you very much.

Operator:  Your next question comes from Kevin McCarthy with DLJ. Please go ahead sir.

Kevin: Alright. Hi. Thanks. Tom just looking to get a little help on the sequential revenue outlook. It looks like the fiscal year you just completed your sequential revenue growth accelerated throughout each quarter growing 15% in the quarter just recorded. Can you help me a little bit thinking about Q1? Is that a growth rate? Obviously as you get bigger it is tougher to grow that rate but you guys sound really bullish about the opportunity in fibre channel and think IDC is looking for 70% grow in the underlying business so can you provide a little guidance on sequential revenue growth.

Tom:       It is flowing in the fibre channel growth rate.

H.K.: Yes but I let me explain it a little bit different. I think he is looking at the different segment of the market. I think one of the biggest advantage we have is we just don't, the initial market happens box-to-box where the real market is the HBA connecting to the front end of the RAID controller. Then the market will happen from the backend which is an initiator chip on the RAID controller and also the disk drive controller. Then there is a market developing for the native fibre channel drives. If you look at this thing there are different segments coming into play and we are playing a role in every segment and that is why we believe that our growth will continue not at the rate of for the IDC sake but it is faster then because we got all segments in the market.

Kevin: O.K. How about Q1 H.K. or Tom could you provide a little help? Are there better revenues in Q4 than what the street is looking for? Could you show 10% overall sequential growth from Q4 to Q1?

Tom: I think you are asking for a very specific forecast there. That is something that generally you know we don't get. We would be glad to give you some general guidance and have you draw up some conclusions for that. I mean we haven't in the market so much that we are serving we haven't seen any significant change in the type of growth patterns we have had during this year and we already mentioned that the SCSI growth rate has been very robust. Of course the IDE sector which is the third technology area that which we deploy products. That one is subject to some, you know, some light variation quarter-to-quarter. There is just no way of ever predicting that piece.

Kevin:     O.K. Thanks.

Tom: I can forward these numbers and you can figure out an estimate from that.

Kevin:     Thanks.

Operator:  Your next question comes from Andy Shellpeg with Nutmeg Securities.
           Please go ahead sir.

Andy: Well thank you very much. For either H.K. or Tom. I am wondering whether you can give us any kind of a guidance or numbers on the ASP pricing transfer host adapters for SCSI versus Fibre Channel in the fiscal year just completed and whether you have any guidance with respect ASP pricing trends in terms of any expected decline.

H.K.: We have, I don't have an exact number but if you look at the because SCSI been a lot of different SCSI adapters single handed versus differential and if I remember it is about $110 - $115 to $250 for a SCSI. That is with a SCSI also that pricing is depending upon the interface and if you look at the fibre channel pricing we are seeing our average pricing for us is about somewhere between $350 to about $800. $750 to $800, it depends on the OEM versus channel and so on. But if you look at that pricing and if you look at our competitor's pricings there are somewhere around $1,100 - $1,200. So, and, we still have about 68% 70% of the margin compared to what their margin is. So I think we have are a long way to go for us. We are very comfortable with our cost structure and our margin structure.

Andy: Yes. I understand how you responded but I am looking for is some sense of how those ASPs are trending or expected to trend perhaps in a year ahead and I don't know to what extent the component cost.

H.K.: I'll tell you, historically if you look at the SCSI. SCSI pricing was stable for a long time once the market become mature. There it starts about a year or two year ago about 15% down. So, about 2%-3% sequential, down with the pricing. But that's after the technology has matured and I don't think fibre channel has reached that point yet anyway. So I don't see anything until probably 2001.

Andy: So, basically you are looking for more or less flat, only slightly down, ASPs?

H.K.:      Yes.

Andy:      O.K. Thanks.

Operator:  Your next question comes from Rick Billy with SG Cowan. Please go ahead.

Rick: Tom let me just clarify something you said earlier with respect to the tax loss carry-forward that Ancor has. Number one you will be able to utilize them and number two the dates and amounts of dilution and accretion that you gave us do not take into account any tax loss carry-forwards utilized by QLogic.

Tom:       That is absolutely correct. We felt a little bit that -- you know
           -- we didn't know how much those of you on the street might discount that net operating loss factor in this whole equation and so we didn't put in the numbers. But we did fully taxed -- basically the results when we were looking at the accretion issue and so absolutely we did not put them in.

H.K.:      Yes, but, you are absolutely right, that's the benefit we can get.

Rick: Is there a statutory guideline that says that if there is $40 or $50 million however much of the loss carry-forwards there are you can use so much per quarter or you have to use them over a certain period of time?

Tom:       Yes there is. Yes.

Rick:      What would that be like?

Tom: I don't know if we have that information in here Rick. We probably have to get it. Two or three quarters. We think. Let us take a sweep for that and I can maybe announce it. Why don't we go onto another question and then we will try to get that information before we hang up here.

Operator:  Your next question comes from Mark Dundee with H.E. Edwards. Please go ahead with your question sir.

Mark:      Hi guys. Great quarter. Great results.

H.K.:      Thank you.

Mark: First question. Is Brocade is a pretty ruthless competitor. They did a nice job on beating up Ancor and really there's an impression in the market that Ancor really is a not what they are. Obviously you understand that to be different. I guess my question is now that you are basically competitor of Brocade how do you, and are we going to receive the same kind of treatment and in fact I believe already are. How are you going to respond to that and how do you think you are going to fair in head-to-head competition with Brocade?

H.K.: I said before let me answer the question. I said before what we are seeing, we are hearing from the customers that Ancor is a great technology, and we hear even after the acquisition the last few days that these guys are a great technology and now what you guys have done is you have created a viable alternate source of Brocade. That is what is most important for the customers. That is most important for the analyst. They are saying the same thing that we need to create this SAN market. It is a big market and we need to have more than one source and I think if you look at for example the back end of the fiber channel the back end industry on the fiber channel is not happening because there is only one source right now which is Seagate. As soon as it happened the second source and Seagate is doing their best job to create the second source. They are really helping the market to create the second source. They are really helping the market to create the second source. Once that happened then the back end will go from SCSI to fiber channel. That is the same thing that happened to SAN too, unless from the $4 billion market or $2.7 billion market for the switch unless there is two three sources is not going to happen. So what we are going to do also we also will work. You and me are hearing from switch suppliers. What they are saying is that this is the best thing happened. Now let's create the open standard and I think that is what we are going to do working with everybody. We are going to create the open standard which is benefit to the customers, which is benefit to all the suppliers and which have created the market.

Mark:      Do you think your current OEMs will end up using Ancor switches?

H.K.:      We are going to try our best.

Mark:      Well what do you think?

H.K.: If you look at our track record we have done that. We always are serious to go with the one program and strive to take all the different programs slow by slow with SCSI and fiber channel programs and Sun is a great example, Fujitsu is a great example. We are working with IBM on that same areas as we work are working with Dell in the same areas so we have our customers OEM customers, like us. The biggest name for us is that we execute and we support.

Mark:      O.K. guys thanks.

H.K.: Your next question comes from Neil Miller. Please go ahead with your follow up question.

Neil: I guess on the slippery slope of opportunity here competitive conjecture has been gigabit ethernet versus fiber channel and I guess Merrill Lynch dropped a 45 page report with that sort of conjecture and today released it and concluded that fiber channel has got a limited life. When will that settle favorably for fiber channel which is what I hope?

H.K.: Well there is a lot of report about that that, why fiber channel is a bright technology competitor ethernet for the storage. There is a lot of paper outstanding so I don't want to go into detail. There are a lot of issues. I mean the fiber channel was created for the storage because that is what the main thing it does and it's the right to interface not the ethernet so we fully support that. I think that is one of things we like to do is that we like to take a leadership role being a SAN supplier and we like to work with all the switch suppliers, all the host adapter and we want to create the standard so we can create that market quickly and I think that is more important for us right now because fibre channel has a lead compared to ethernet and I think that we are about two to three to four years ahead of the ethernet being used for the storage anyway. So I think it is kind of late for the ethernet to get into that.

Neil:      I appreciate it. Thanks.

H.K.:      Thank you.

Operator:  Your next question comes from Art Grey with First Union Securities.
           Please go ahead.

Art: Just a follow up again on the Ancor situation. You know, Brocade has 80%-85% market share right now. When talking with the company what has it been do you think that has kept Ancor from taking share from Brocade up to this point? Has it been execution within sales force and kind of a follow-up question that can you foresee a situation where you go into one of your customers and they still want to use a QLogic HBA or are not comfortable with Ancor yet and still go with Brocade. I mean is it going to be an end-to-end solution that cannot be separated or will it still be separated from that standpoint.

H.K.: There can be a solution which can be used that is why we said our goal is to create an open standard. It can be Brocade switch, it can be Ancor switch, it can be Gadzooks or Vixele and can be any HBA. It can be anybody anyway and that is what the customer is looking for. We need to provide what the customer wants. It is not what we really want. Customers are really really looking for open standard and that is what we will try to create and we will work with everybody. That is not the issue here at all. The reason we look at what happened to Ancor is that they really started they are the one who did the first fibre channel but there is more business on the IP sides for the IBM and so on. So they were in a different market and once they switched to the storage they was kind of late so they were behind-the-curve for the time-to-market and that is why I think the other competitor get the advantage. But now what we are hearing from the customers is that those guys really know the switch business. They are the first one through the fibre channel switch and they are looking for the second viable supplier. Ancor was not a viable supplier for the customer. Now, it becomes a viable supplier with our acquisition.

Art: So your customers, what you are saying then what you hear from your customers is that they do have a viable switch alternative to Brocade and maybe they just haven't executed yet but your customers know and use the technology and they are comfortable with what their path is and what they are doing right now. Is that what you are saying?

H.K.: Right. They are looking for a second another supplier and they believe that

           Ancor is a very good technology and with our background they have become a viable source. Like I talked to one customer call and their concern was that boy somebody is going to acquire them. They were concerned about that. Their competitor acquired them so they were really concerned about those things and now they called us and said well that is gone now.

Art:       O.K. Thank you.

Tom: Before we go onto the next question I just did a little research here. I just wanted to more fully answer the question that Rick Billy of SG Cowan asked a few moments ago. Basically what we know about the NOL at this point is that we can fully utilize the NOLs but we are still investigating the level to which they can be utilized. They definitely will help with timing of the accretion. Operator you can go to the next question.

Operator:  Thank you sir. Ara Mizakian. Please go ahead with your follow up question.

Ara: There was talk earlier about gross margins and ASPs and I was specifically on the HBA side and I was just wondering if that factored into account what will we start to see as two gig and ten gig start to ramp up.

H.K.:      Sorry can you ask the question again.

Ara: The question is there was some talk about potential price erosion and that you guys are well positioned. You have a you will be able leverage your gross margins and the current cost levels of your product and I guess my further part of the question is as we see two gig two gigabit fibre channel and ten gigabit fibre channel start being deployed in volumes I would assume that there is not going to be any kind of ASP decline as those start to kick in. In fact we might start seeing increases.

H.K.: Yes. You are probably right about this. It is our experience with the SCSI that whenever there is performance there is a next generation standard come. It always cost a little bit more than the first one. So the ASP stay anyway so you don't see the erosions in the margins are a little better initially. Before, and what happens is that SCSI every year, year and a half is a new technology come in. So if the technology upgrade happens you don't see the errosion.

Ara: Now with the two engineering teams in separate places do you think you will have difficulty synchronizing your two gig and ten gig efforts between the two ASIC teams.

H.K.: If you look at this too, the host adapter or the switch or the chip products versus the switch you know this is completely different architectures anyway. So, there is no overlap between the two and they will continue the separate team and for both products.

Ara: There is no overlap left, but, are there synergies to developing this?

H.K.: There is always synergies right and architecture issues and the software issues.

Ara:       O.K. Thanks.

Operator:  Steve Denigree please go ahead with your follow up question.

Steve: H.K. you seem to hint to this and I wanted to see if you can clear this up because I think there is a lot of confusion about this. Host bus adapters versus switches. You seem to suggest that adapters are harder to qualify and it relates to software. Is it really that easy to qualify a second source relative to a second adapter and if you could explain that.

H.K.: No it is really very difficult to do that host bus adapter. We are the account for the two gig and we are kind of a little behind compared to some of the competitor over the two gig and every customer OEM customers we have they are waiting for us and we will have the samples somewhere either this month or early next month and they are happy with this thing. I said you know what it took us about six nine months to change it because we have a lot software and we have a lot of management software. We are LAN masking all those things so it is very difficult for them. The qualification process at OEM customer is becoming so complicated because when we have multiple host bus adapter like you know just putting a one host bus adapter talking to one storage you have five or six or eight host adapter talking to switch and then there about six or eight or ten RAID subsystems. It has become very very difficult for them to do the qualifications so you can say that we can practically say that we are locked in.

Steve: O.K. and then relative to a switch is really what I was driving towards.

H.K.: The electrical switch what I have heard from from the customers and I we need to still qualify them. We still need to do more study on that but what we heard from Ancor and from the customers that it is kind of a little easier to switch to switch.

Steve:     Right. O.K. Thanks.

Operator:  Your next question comes from Mark Gunday with his follow up question. Please go ahead sir.

Mark: Just wanted to know if you had any comments about the current argument out there in the media that is talking about NAS versus fibre channel.

H.K.: I did talk about this thing. Are you talking about the network storage or are you talking about the ethernet?

Mark:      Network storage.

H.K.: Network storage I think for us either it was storage on the network or network storage it really doesn't make any difference. Like for example Network Appliance is a big customer because they always use the fibre channel chip when you talk to the storage anyway. So for us it really doesn't make a difference whether it is a because we also supply the chips and host bus adapter. So it doesn't make a difference. If it is the ethernet then it is a different story.

Mark: Well there is some discussion about gigabit ethernet being used for SANs.

H.K.: That is a different one. If you talk about the ethernet then that is a different issue. There is a lot of talk about going on. What we are seeing so far and what the studies we have done working with the. There is a lot of companies including Brocade that fibre channel is the right technology for the storage and we continue working on that issue.

Mark:      O.K. Thanks gentlemen.

Operator:  Ladies and Gentlemen if there are any additional questions please press the one followed by the four at this time. There are no further questions at this time sir. Please continue with your presentation or closing remarks.

H.K.: Thank you for joining for our fourth quarter conference call. We look forward to discussing our first quarter calendar in 01 results at our next quarterly conference call in July. In the interim we will be presenting at the Salomon Smith Barney semiconductor conference tomorrow which is May 11 in Monterey and then the CIBC world markets conference in New York on May 23. We also will be on the road next week on the week of May 16 in New York, and Boston. So, if you would like to talk to us call us about that anyway. Thank you very much again.

Operator:  Ladies and Gentlemen that does conclude our conference for today. You may all disconnect and thank you for participating.


 ................................................................................


About Ancor Communications

Ancor Communications Inc. (Nasdaq: ANCR) provides high-performance SANbox(TM) Fibre Channel switches for storage area networks (SANs). The company's customers include EMC, Hitachi Data Systems, INRANGE Corporation, MTI Technology Corp., Sun

Microsystems, and premier SAN resellers, including Bell Microproducts and Datalink. The company was the first to deliver a Fibre Channel switch, and the first to hit the one-gigabit performance level. Ancor, an ISO 9001 quality certified company, is a member of the Fibre Channel Industry Association, the Storage Networking Industry Alliance, the InfiniBand Trade Association, the ANSI Standards Committee, and the University of New Hampshire Fibre Channel Consortium to promote the advancement of Fibre Channel standards and interoperability. Information on Ancor is available on the Web at http://www.ancor.com.

About QLogic

A member of the Nasdaq-100 Index, QLogic Corporation sold more Fibre Channel host bus adapters in 1999 than any other manufacturer in the world according to IDC. The company is also a leading designer and supplier of semiconductor and board-level I/O and enclosure management products targeted at the computer system, storage device and storage subsystem marketplaces. QLogic high-performance controllers are implemented in products from technology leaders such as AMI, Compaq, Dell, Fujitsu, Hitachi, IBM, Iwill, Quantum, Raidtec, Siemens, Sun Microsystems and Unisys. The company's high-performance Fibre Channel and SCSI solutions play a key role in enabling enterprise-level storage area networks (SANs) and the company's enclosure management products monitor and communicate component information that is critical to computer system and storage subsystem reliability and availability. For more information about QLogic and its products, contact QLogic Corp., 26600 Laguna Hills Drive, Aliso Viejo, CA 92656; telephone: 800/662-4471 (sales); 949/389-6000 (corporate); fax:
949/389-6126; home page (http://www.qlogic.com).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

QLogic Corporation ("QLogic") and Ancor Communications, Incorporated, ("Ancor ") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC") in connection with the merger, and QLogic and Ancor expect to mail a Joint Proxy Statement/Prospectus to stockholders of QLogic and Ancor containing information about the merger.

Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about QLogic, Ancor, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from QLogic by directing a request through the Investor Information portion of QLogic's website at http://www.qlogic.com or by mail to QLogic Corporation, 26650 Laguna Hills Drive, Aliso Viejo, CA 92656, attention: Investor Relations, telephone: (949) 389-6000. Documents filed by Ancor will be available free of charge from Ancor by directing a request through the Investor Information portion of Ancor's website at http://www.ancor.com or by directing a request by mail to Ancor Communications,

Incorporated, 6321 Bury Drive, Eden Prairie, MN 55346, attention: Investor Relations, telephone: (612) 932-4000. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, QLogic and Ancor file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by QLogic or Ancor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. QLogic's and Ancor's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. NOTHING HEREIN SHALL CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE MERGER.

QLogic, Ancor and their respective directors and executive officers, who may be considered participants in this transaction, and certain other members of management and employees may be soliciting proxies from QLogic's stockholders and Ancor's shareholders in favor of approval and adoption of the merger agreement.

The following are the directors and executive officers of QLogic:

Name                           Position
----                           --------
H.K. Desai                     Director, Chairman of the Board, Chief Executive
                               Officer and President
Thomas R. Anderson             Vice President and Chief Financial Officer
Michael R. Manning             Secretary and Treasurer
David Tovey                    Vice President and General Manager, Peripheral
                               Products Group
Lawrence F. Fortmuller, Jr.    Vice President and General Manager, Computer
                               Systems Group
David M. Race                  Vice President and General Manger, Enclosure
                               Management Products Group
Mark A. Edwards                Vice President, Sales and Corporate Marketing
Carol L. Miltner               Director
George D. Wells                Director
Larry R. Carter                Director

The following are the directors and executive officers of Ancor:

Name                           Position
----                           --------

Kenneth E. Hendrickson         Director and Chief Executive Officer
Calvin G. Nelson               President
Steven E. Snyder               Chief Financial Officer and Secretary
John F. Carlson                Director
Gerald M. Bestler              Director
Paul F. Lidsky                 Director
Michael L. Huntley             Director
Amyl Ahola                     Director
Thomas F. Hunt, Jr.            Director

The directors and executive officers of Ancor have interests in the merger, some of which may differ from, or may be in addition to, those of Ancor shareholders generally. Those interests include:

* in connection with the merger, Steve Snyder and Calvin Nelson have entered into employment agreements with Ancor and noncompetition agreements with QLogic which will be effective as of the closing date of the merger;

* in connection with the merger, Ken Hendrickson has entered a consulting agreement and a noncompetition agreement with QLogic which will be effective as of the closing date of the merger;

* in connection with the merger certain key engineers will enter into employment agreements with Ancor and noncompetition agreements with QLogic;

* certain of the directors and executive officers of Ancor may own options to purchase shares of Ancor common stock which will become vested and exercisable in connection with the merger;

* Ken Hendrickson will become a member of the board of directors of QLogic in connection with the merger; and

* certain of the executive officers of Ancor will receive payments pursuant to the merger that are considered to be "parachute payments" under the Internal Revenue Code of 1986, and Ancor will pay excise taxes on behalf of the executive officers in connection with such parachute payments.

Additional information about the officers and directors of QLogic can be found in QLogic's Proxy Statement for its 1999 Annual Meeting of Stockholders. More information about the officers and directors of Ancor, including information about their option benefits and holdings of Ancor common stock can be found in Ancor's Proxy Statement for its 2000 Annual Meeting of Shareholders in the section titled "Executive Compensation." QLogic's and Ancor's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

The report contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in this report, and in particular, statements regarding the proposed QLogic/Ancor merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the QLogic stockholders or Ancor shareholders to approve the merger; costs related to the merger the risk that the QLogic and Ancor businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting the businesses of QLogic and Ancor generally.

For a detailed discussion of these and other cautionary statements concerning QLogic and Ancor and their respective operations, please refer to QLogic's and Ancor's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, QLogic's and Ancor's Proxy Statements for their respective Annual Meetings of Stockholders and the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of QLogic's Form 10-K for the fiscal year ended March 28, 1999 and Form 10-Q for the quarterly period ended December 26, 1999. QLogic's and Ancor's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Trademarks and registered trademarks are the property of the companies with which they are associated.


                                       ###





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